ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 16, 2020	Adam M. Schlichtmann
T +1 617 951 7114
F +1 617 235 7346
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Legg Mason Partners Income Trust (the “Registrant”) (Registration Nos. 2-96408 and 811-04254) Post-Effective Amendment Number 372 (“Post-Effective Amendment No. 372”) to the Registrant’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on July 17, 2020, Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), as Amended

Ladies and Gentlemen:

This letter provides the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) on the above-referenced amendment to the Registration Statement of the Registrant, relating to Western Asset Ultra-Short Income Fund (the “Fund”), a series of the Registrant, that Ms. Alison White provided by telephone to Adam Schlichtmann on August 27, 2020. For convenience of reference, each of the comments is summarized before the Registrant’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Registrant currently intends to make a 485(b) filing on September 24, 2020 containing the Fund’s prospectus (“Prospectus”) and statement of additional information (“SAI”) that will become effective on or about September 30, 2020.

Prospectus Comments

1.	Please advise why “Other expenses” for Class R shares are estimated in the “Annual fund operating expenses” table.

Response:	“Other expenses” for Class R shares are estimated because the class currently does not have any shares outstanding (and did not have any shares outstanding during the Fund’s last fiscal year).

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2.

Please include a statement in the “Not a money market fund” risk factor disclosure that the Fund does not qualify for special money market fund tax treatment or related tax accounting methods under applicable Treasury regulations.

Response:	The disclosure has been revised as requested.

3.

With a view toward enhancing the disclosure in response to Items 4 and 9 of Form N-1A, please disclose what adjustments Legg Mason Partners Fund Advisor, LLC ( “LMPFA”) has made to its portfolio selection and construction process as a result of COVID-19, as well as any additional changes to fund processes. Depending on nature of the response, please revise the Fund’s disclosure accordingly.

Response:

Western Asset Management Company, LLC, the Fund’s subadviser, has not materially changed its investment philosophy and process as a result of COVID-19, but the virus’s impact on the broader economy and various fixed income sectors has been taken into account in making investment decisions. Management has made increased use of virtual office technology since the onset of the COVID-19 pandemic.

4.	Please explain why the new index is more appropriate for benchmark purposes than the prior index.

Response:

LMPFA, the Fund’s manager, believes that the ICE BofA 3-Month U.S. Treasury Bill Index is a more appropriate index for the Fund than the FTSE 6-Month U.S. Treasury Bill Index in light of changes to the Fund’s principal investment strategy, the Fund’s reference to “ultra-short income” in its name and the Fund’s current dollar-weighted effective duration target of less than one year.

5.

Please limit the information under the “Management” section of the summary section of the Fund’s Prospectus to the information required and permitted by Item 5 of Form N-1A. Please relocate or remove the paragraph regarding the transaction. See the relevant Form N-1A instructions about not including additional information.

Response:	The requested change has been made.

6.

Please revise the disclosure in the “More on the fund’s investment strategies, investments and risks” section to clarify which strategies and risks are principal and which are non-principal items. Please consider separating the two into different sections or only listing the non-principal types of investments in the SAI.

Response:

The Registrant respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The Fund has taken a layered approach to its disclosure of potential investment that it believes is consistent with the

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requirements for Form N-1A. The Fund’s principal investment strategies and principal risks are identified under the headings “Principal investment strategies” and “Principal risks,” respectively, in Item 4, while more information on such strategies and risks is provided in the section titled “More on the fund’s investment strategies, investments and risks” in Item 9.

7.

Under the heading “Derivatives” within the “More on the fund’s investment strategies, investments, and risks” section, the disclosure states that the Fund may use derivatives “[a]s a means of changing the investment characteristics of the fund’s portfolio” or “[a]s a means of providing additional exposure to types of investments or market factors.” Please clarify the meaning of these statements.

Response:

As noted in the Fund’s “Principal investment strategies,” the Fund may use derivatives to change the investment characteristics of its portfolio “such as shortening or lengthening duration.” The statement regarding using derivatives to provide additional exposure to types of investments or market factors refers to obtaining economic exposure to certain investments or market factors, such as interest rates. The Fund has determined not to make any disclosure changes in response to this comment at this time.

8.	Please confirm that when the Fund sells or writes credit default swaps, it will set aside or offset the full notional amount of the swap.

Response:	The Registrant confirms that the Fund currently intends to segregate the notional value of the credit default swaps it sells or writes, if any.

9.

Reference is made to the following sentence: “[f]ixed income securities” are commonly referred to as “notes,” “loans,” “debt,” “debt obligations,” “debt securities,” “corporate debt,” “bonds” and “corporate bonds,” and these terms are used in this Prospectus interchangeably, and, where used, are not intended to be limiting. We believe that using these terms interchangeably is inaccurate and confusing. Please advise or revise accordingly.

Response:	The Registrant has revised the relevant language as follows:

“Fixed income securities” are commonly referred to as “fixed-income instruments,” “fixed-income obligations,” “notes,” “loans,” “debt,” “debt obligations,” “debt securities,” “debt instruments,” “corporate debt,” “bonds” and “corporate bonds.”~~,” and these terms are used in this Prospectus interchangeably, and, where used, are not intended to be limiting.~~ Fixed income securities also include certain hybrid securities, such as preferred stock. When these terms are used in this Prospectus, they are not intended to be limiting.

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10.

Please consider disclosing whether redemptions in-kind are done pro rata, are representative baskets of securities, or are individually selected securities. See pg. 294 of the Investment Company Liquidity Risk Management Program final rule release (January 17, 2017).

Response:

The Legg Mason funds complex has carefully considered the amendments to Form N-1A adopted in 2016 (see “Investment Company Liquidity Risk Management Programs,” Inv. Co. Act Rel. No. 32315 (Oct. 13, 2016) (the “Release”)) and made several disclosure updates in its Prospectus in response thereto, including the addition of disclosure describing the circumstances when the Fund may redeem in kind and the potential use of short-term borrowing arrangements. The Fund, therefore, believes that appropriate consideration has been given to the Release, and has carefully considered the disclosure requirements. The Registrant respectfully directs the Staff to the following disclosure in the SAI under the section titled “Redemptions In Kind”: “The securities delivered may not be representative of the entire fund portfolio, may represent only one issuer or a limited number of issuers and may be securities which the fund would otherwise sell.” We believe that this information more appropriately belongs in the SAI.

11.	Please clarify who signed as comptroller or principal accounting officer, as required by Section 6(a) of 1933 Act.

Response:	The Registrant notes that Christopher Berarducci, Principal Financial Officer and Treasurer to the Registrant, signed Post-Effective Amendment No. 372 in his capacity as principal accounting officer.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann